Exhibit 99.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement (Form 40-F) of Canetic Resources Trust of our report dated November 12, 2004 with respect to the financial statements of the Selkirk Energy Group that were included in the Business Acquisition Report of Starpoint Energy Trust dated April 12, 2005.

Calgary, Canada	(signed) “Collins Barrow Calgary LLP”

January 16, 2006	CHARTERED ACCOUNTANTS